Exhibit 99.1

Nebius reports second quarter 2026 financial results

Amsterdam, August 12, 2026 – Nebius Group N.V. (NASDAQ: NBIS), the AI cloud company, today announced its unaudited financial results for the three and six months ended June 30, 2026.

The Company today also published founder and CEO Arkady Volozh’s quarterly letter to shareholders, available on its investor relations website at https://nebius.com/investor-hub.

Management will hold an earnings webcast today at 8:00 a.m. Eastern Time (5:00 a.m. Pacific Time / 2:00 p.m. Central European Time). To register, or to listen to the live audio webcast, please visit https://nebius.com/investor-hub.

Q2 2026 Financial Highlights

Consolidated results (1), (2)

	Three months ended June 30			Six months ended June 30
In USD $ millions	2025	2026	Change	2025	2026	Change
Revenues	105.1	582.3	454%	156.0	981.3	529%
Adjusted EBITDA / (loss)	(21.0)	236.2	n/m	(74.7)	365.7	n/m
Net income / (loss) from continuing operations	502.5	(190.4)	n/m	398.2	430.8	8%
Adjusted net loss	(91.5)	(33.2)	-64%	(175.2)	(133.5)	-24%

(1)	The following measures presented in this release are “non-GAAP financial measures”: Adjusted EBITDA / (loss) and Adjusted net loss. Please see the section “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.
(2)	Results include consolidated financial results of: Nebius AI cloud, the core AI cloud business; Avride, an autonomous vehicle platform; and TripleTen, an edtech service. In Q2 2025 following the completion of a third-party investment transaction in Toloka, an AI development platform, Nebius ceased to hold majority voting power in Toloka and no longer includes Toloka’s results in Nebius’ consolidated financial statements and reports its stake as an equity method investment. Toloka’s results for prior periods have been reclassified to discontinued operations.

Operating expenses

	Three months ended June 30			Six months ended June 30
In USD $ millions	2025	2026	Change	2025	2026	Change
Cost of revenues	30.1	133.6	344%	54.8	237.4	333%
as a percentage of revenues	29%	23%		35%	24%
Product development	42.8	191.0	346%	79.3	258.4	226%
as a percentage of revenues	41%	33%		51%	26%
Sales, general and administrative	68.2	173.9	155%	129.1	317.7	146%
as a percentage of revenues	65%	30%		83%	32%
Depreciation and amortization	75.2	259.7	245%	124.3	471.7	279%
as a percentage of revenues	72%	45%		80%	48%
Total operating costs and expenses	216.3	758.2	251%	387.5	1,285.2	232%
as a percentage of revenues	206%	130%		248%	131%
Total share-based compensation expense	14.7	102.5	597%	32.1	137.8	329%
as a percentage of operating costs and expenses	7%	14%		8%	11%

Selected consolidated cash flow data

	Three months ended June 30			Six months ended June 30
In USD $ millions	2025	2026	Change	2025	2026	Change
Net cash provided by / (used in) operating activities – continuing operations	(167.7)	2,246.1	n/m	(352.0)	4,504.1	n/m
Purchases of property and equipment and intangible assets	(510.6)	(5,657.4)	1008%	(1,054.5)	(8,130.3)	671%

Outstanding Shares

The total number of shares issued and outstanding as of June 30, 2026 was 271,855,218, including 238,400,165 Class A shares and 33,455,053 Class B shares, and excluding 50,185,726 Class A shares held in treasury.

Earnings webcast

Nebius Group will host a conference call and earnings webcast at 8:00 a.m. Eastern Time (5:00 a.m. Pacific Time / 2:00 p.m. Central European Time) on August 12, 2026 to discuss these financial results. To register to participate in the conference call, or to listen to the live audio webcast, please visit Nebius’s Investor Relations website at group.nebius.com/investor-hub.

A replay will be available on the same website following the call.

Contacts

Investor Relations	Media Relations

askIR@nebius.com	media@nebius.com

About Nebius

Nebius, the AI cloud company, is building the full-stack platform for developers and companies to take charge of their AI future — from data and model training to production deployment. Founded on deep in-house technological expertise and operating at scale with a rapidly expanding global footprint, Nebius serves startups and enterprises building AI products, agents, and services worldwide.

Nebius Group also includes Avride (a leading developer of autonomous vehicles and delivery robots) and TripleTen (a leading edtech platform reskilling people for careers in tech), and owns equity stakes in other companies including ClickHouse and Toloka.

Nebius is listed on Nasdaq (NASDAQ: NBIS) and headquartered in Amsterdam.

For more information, please visit www.nebius.com

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. All statements contained or implied other than statements of historical facts, including, without limitation, statements regarding our business plans, market opportunities, capacity buildout plans, capital expenditure requirements, financing requirements and projected financial performance, are forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include our ability to: obtain sufficient financing and manage our liquidity and capital resources to support our operations and growth; successfully identify, develop and bring online additional data center capacity on a timely and cost-effective basis, including securing suitable sites and access to power; implement and maintain effective internal control over financial reporting; manage supply chain risks and secure required equipment, hardware, materials and services on acceptable terms; compete effectively in a dynamic and competitive market while generating sustained customer demand; and manage dependence on key vendors and adapt to technological change.

Many of these risks and uncertainties depend on the actions of third parties and are largely outside of our control. Our actual results of operations may also differ materially from those stated in or implied by such forward-looking statements as a result of a variety of factors, including those described under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission (“SEC”) on April 30, 2026, which is available on our investor relations website at https://group.nebius.com and on the SEC website at www.sec.gov. All information in this document is as of the date hereof, and the Company undertakes no duty to update this information unless required by law.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this document, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Disclaimer

Links to third-party websites are provided for informational purposes only; Nebius is not responsible for the content contained on or accessible through the linked sites.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the financial information prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: Adjusted EBITDA / (loss) and Adjusted net income / (loss). The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the most directly comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•	Adjusted EBITDA / (loss) means U.S. GAAP net income / (loss) from continuing operations before (1) depreciation and amortization, (2) share-based compensation expense, (3) acquisition and other corporate transaction-related costs, (4) interest income, (5) interest expense, (6) income / (loss) from equity method investments, (7) gain from revaluation of investments in equity securities, (8) other income / (loss), net, (9) income tax expense / (benefit).

•	Adjusted net income / (loss) means U.S. GAAP net income / (loss) from continuing operations before (1) share-based compensation expense, (2) acquisition and other corporate transaction-related costs, (3) amortization of debt discount (accretion) and issuance costs, net of interest expense capitalized, (4) foreign currency exchange gains / (losses) and (5) gain from revaluation of investments in equity securities. Tax effects related to the listed adjustments are excluded from adjusted net income.

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

Net income / (loss) from discontinued operations

We present Adjusted EBITDA / (loss) and Adjusted net income / (loss) excluding any effects of our discontinued operations.

Information on our discontinued operations is disclosed in our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission (“SEC”) on April 30, 2026.

Share-based compensation expense

Share-based compensation expense is a significant expense item and an important part of our compensation and incentive programs. As it is highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance.

Foreign currency exchange gains / (losses)

The functional currency of Nebius Group N.V. is the United States Dollar, which is also the Group’s reporting currency. Foreign exchange gain / (loss) dynamics reflect changes in the U.S. dollar value of monetary assets and liabilities that are denominated in other currencies, as well as changes in the functional currencies of foreign subsidiaries' monetary assets and liabilities that are denominated in currencies different from their respective local currencies. Because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present Adjusted EBITDA / (loss), adjusted net income / (loss) and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Acquisition and other corporate transaction-related costs

We believe that it is useful to present Adjusted net income / (loss), Adjusted EBITDA / (loss) and related margin measures excluding impacts not related to our operating activities. Adjusted net income / (loss) and Adjusted EBITDA / (loss) exclude certain expenses related to M&A activities and other expenses related to corporate transactions.

Amortization of debt discount (accretion) and issuance costs, net of interest expense capitalized

We also adjust net income / (loss) for interest expense representing amortization of the debt discount and issuance costs related to our convertible senior notes, net of interest expense capitalized into cost of our property and equipment. Debt discount represents the accretion of the nominal amount of notes payable at maturity, unless the relevant notes have been earlier repurchased, redeemed or converted in accordance with their terms. We adjust net income / (loss) for the interest expense recognized from amortization of the debt discount and issuance costs due to the significantly different timing of payment in relation to the operating results.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use from the most directly comparable U.S. GAAP financial measure.

Nebius Group N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of U.S. dollars)

	As of
	December 31,	June 30,
	2025*	2026
ASSETS
Cash and cash equivalents	3,678.1	8,042.1
Accounts receivable	720.3	288.6
Prepaid expenses	34.8	121.5
VAT reclaimable	131.4	89.6
Other current assets	146.8	1,073.8
Total current assets	4,711.4	9,615.6
Property and equipment, net	5,553.3	13,045.2
Intangible assets, net	19.7	83.9
Goodwill	—	605.6
Operating lease right-of-use assets	918.8	1,855.1
Equity method investments	11.1	13.8
Investments in non-marketable equity securities	836.6	1,606.7
Deferred tax assets	11.8	11.4
Other non-current assets	367.9	1,124.2
Total non-current assets	7,719.2	18,345.9
TOTAL ASSETS	12,430.6	27,961.5
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	1,210.1	1,301.0
Debt, current	24.5	46.7
Income and non-income taxes payable	17.7	59.0
Deferred revenue, current	275.5	979.4
Total current liabilities	1,527.8	2,386.1
Operating lease liabilities	760.5	1,510.4
Debt, non-current	4,103.2	8,499.0
Deferred revenue, non-current	1,302.0	4,995.8
Other accrued liabilities	143.1	229.7
Total non-current liabilities	6,308.8	15,234.9
Total liabilities	7,836.6	17,621.0
Shareholders’ equity:
Ordinary shares	8.4	8.4
Treasury shares at cost	(1,075.7)	(782.1)
Additional paid-in capital	2,360.9	7,394.8
Accumulated other comprehensive loss	(0.1)	(12.9)
Retained earnings	3,300.5	3,731.3
Total equity attributable to Nebius Group N.V.	4,594.0	10,339.5
Noncontrolling interests	—	1.0
Total shareholders’ equity	4,594.0	10,340.5
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,430.6	27,961.5

* Derived from audited consolidated financial statements

Nebius Group N.V.

Unaudited Condensed Consolidated Statements of Operations

(in millions of U.S. dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2025	2026	2025	2026
Revenues	105.1	582.3	156.0	981.3
Operating costs and expenses:
Cost of revenues(1)	30.1	133.6	54.8	237.4
Product development(1)	42.8	191.0	79.3	258.4
Sales, general and administrative(1)	68.2	173.9	129.1	317.7
Depreciation and amortization	75.2	259.7	124.3	471.7
Total operating costs and expenses	216.3	758.2	387.5	1,285.2
Loss from operations	(111.2)	(175.9)	(231.5)	(303.9)
Interest income	3.6	24.1	12.1	38.3
Interest expense	(4.8)	(119.1)	(4.8)	(182.8)
Gain from revaluation of investments in equity securities	597.4	—	597.4	780.6
Income / (loss) from equity method investments	(6.3)	12.7	(6.2)	5.1
Other income, net	24.6	81.5	32.9	101.4
Net income / (loss) before income taxes	503.3	(176.7)	399.9	438.7
Income tax expense	0.8	13.7	1.7	7.9
Net income / (loss) from continuing operations	502.5	(190.4)	398.2	430.8
Net income from discontinued operations	81.9	—	72.7	—
Net income / (loss)	584.4	(190.4)	470.9	430.8
Net income / (loss) from continuing operations per ClassA and ClassB share:
Basic	2.11	(0.68)	1.67	1.60
Diluted	2.05	(0.68)	1.64	1.53
Net income from discontinued operations per ClassA and ClassB share:
Basic	0.34	—	0.31	—
Diluted	0.33	—	0.30	—
Net income / (loss) per ClassA and ClassB share:
Basic	2.45	(0.68)	1.98	1.60
Diluted	2.38	(0.68)	1.94	1.53
Weighted average number of ClassA and ClassB shares used in per share computation:
Basic	238,520,244	280,381,615	238,219,814	269,401,265
Diluted	247,266,034	280,381,615	244,267,869	302,618,666

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation, in the amount of:

Cost of revenues	0.1	0.6	0.3	1.2
Product development	3.3	84.5	9.6	96.2
Sales, general and administrative	11.3	17.4	22.2	40.4

Nebius Group N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2025	2026	2025	2026
CASH FLOWS PROVIDED BY / (USED IN) OPERATING ACTIVITIES:
Net income / (loss) from continuing operations	502.5	(190.4)	398.2	430.8
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation of property and equipment	72.6	253.8	121.2	462.6
Amortization of intangible assets	2.6	5.9	3.1	9.1
Operating lease right-of-use assets amortization and lease liability accretion	9.5	34.6	16.5	64.4
Amortization of debt discount (accretion) and issuance costs, net of interest expense capitalized	3.0	26.8	3.0	42.5
Share-based compensation expense	14.7	102.5	32.1	137.8
Deferred income tax (expense) / benefit	0.4	8.0	(0.4)	0.2
Foreign exchange gains	(14.2)	(21.1)	(10.8)	(22.8)
Gain from revaluation of investments in equity securities	(597.4)	—	(597.4)	(780.6)
(Income) / loss from equity method investments	6.3	(12.7)	6.2	(5.1)
Provision for expected credit losses	0.7	4.0	0.9	4.8
Other	(0.6)	3.8	1.0	7.8
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable	(35.0)	1,186.8	(44.5)	427.9
Prepaid expenses	(6.5)	(68.0)	(5.2)	(87.0)
Accounts payable, accrued and other liabilities and non-income taxes payable	6.9	23.1	(50.1)	(41.8)
Deferred revenue	0.6	1,197.0	3.0	4,395.0
Other assets	(72.6)	(264.5)	(91.7)	(583.4)
VAT reclaimable	(61.4)	(43.5)	(137.1)	41.9
Net cash provided by / (used in) operating activities – continuing operations	(167.9)	2,246.1	(352.0)	4,504.1
Net cash used in operating activities – discontinued operations	(3.7)	—	(17.1)	—
Net cash provided by / (used in) operating activities	(171.6)	2,246.1	(369.1)	4,504.1
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(510.6)	(5,657.4)	(1,054.5)	(8,130.3)
Proceeds from sale of property and equipment	—	5.2	—	5.2
Proceeds from maturity of term deposits	—	75.0	—	75.0
Acquisitions of businesses, net of cash acquired	—	(81.4)	—	(251.6)
Investment in Toloka, net of cash of discontinued operations sold	(42.7)	—	(42.7)	—
Investments in non-marketable equity securities	(50.0)	—	(50.0)	—
Other investing activities	1.0	12.9	1.0	12.9
Net cash used in investing activities – continuing operations	(602.3)	(5,645.7)	(1,146.2)	(8,288.8)
Net cash used in investing activities – discontinued operations	—	—	(0.1)	—
Net cash used in investing activities	(602.3)	(5,645.7)	(1,146.3)	(8,288.8)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Proceeds from issuance of convertible notes	1,000.0	—	1,000.0	4,337.5
Convertible notes issuance costs	—	—	—	(43.8)
Proceeds from sale of treasury shares	—	2,846.7	—	2,846.7
Treasury shares issuance costs	—	(35.6)	—	(35.6)
Proceeds from issuance of pre-funded warrants	—	—	—	2,000.0
Withholding tax paid	—	—	(181.5)	—
Proceeds from exercise of share options	—	53.8	—	55.6
Net cash provided by financing activities – continuing operations	1,000.0	2,864.9	818.5	9,160.4
Net cash provided by financing activities – discontinued operations	—	—	—	—
Net cash provided by financing activities	1,000.0	2,864.9	818.5	9,160.4
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	0.1	5.9	0.4	0.8
Net change in cash and cash equivalents, and restricted cash and cash equivalents	226.2	(528.8)	(696.5)	5,376.5
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	1,527.6	9,626.9	2,450.3	3,721.6
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	1,753.8	9,098.1	1,753.8	9,098.1
Less cash and cash equivalents, and restricted cash and cash equivalents of discontinued operations, end of period	—	—	—	—
Cash and cash equivalents, and restricted cash and cash equivalents of continuing operations, end of period	1,753.8	9,098.1	1,753.8	9,098.1

RECONCILIATION OF CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH AND CASH EQUIVALENTS:
Cash and cash equivalents, beginning of period	1,447.0	9,298.2	2,449.6	3,678.1
Restricted cash and cash equivalents, beginning of period	80.6	328.7	0.7	43.5
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	1,527.6	9,626.9	2,450.3	3,721.6
Cash and cash equivalents, end of period	1,679.3	8,042.1	1,679.3	8,042.1
Restricted cash and cash equivalents, end of period	74.5	1,056.0	74.5	1,056.0
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	1,753.8	9,098.1	1,753.8	9,098.1
Cash and cash equivalents, end of period – continuing operations	1,679.3	8,042.1	1,679.3	8,042.1
Restricted cash and cash equivalents, end of period – continuing operations	74.5	1,056.0	74.5	1,056.0
Cash and cash equivalents, and restricted cash and cash equivalents, end of period – continuing operations	1,753.8	9,098.1	1,753.8	9,098.1

Nebius Group N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Adjusted EBITDA / (loss) to U.S. GAAP Net Income / (loss)

	Three months ended June 30,			Six months ended June 30,
In USD millions	2025	2026	Change	2025	2026	Change
Net income / (loss)	584.4	(190.4)	n/m	470.9	430.8	-9%
Less: net income from discontinued operations	(81.9)	—	-100%	(72.7)	—	-100%
Net income / (loss) from continuing operations	502.5	(190.4)	n/m	398.2	430.8	8%
Depreciation and amortization	75.2	259.7	245%	124.3	471.7	279%
Share-based compensation expense	14.7	102.5	597%	32.1	137.8	329%
Acquisition and other corporate transaction-related costs	0.3	49.9	n/m	0.4	60.1	n/m
Interest income	(3.6)	(24.1)	569%	(12.1)	(38.3)	217%
Interest expense	4.8	119.1	n/m	4.8	182.8	n/m
Loss / (income) from equity method investments	6.3	(12.7)	n/m	6.2	(5.1)	n/m
Gain from revaluation of investments in equity securities	(597.4)	—	-100%	(597.4)	(780.6)	31%
Other income, net	(24.6)	(81.5)	231%	(32.9)	(101.4)	208%
Income tax expense	0.8	13.7	n/m	1.7	7.9	365%
Adjusted EBITDA / (loss)	(21.0)	236.2	n/m	(74.7)	365.7	n/m

Reconciliation of Adjusted Net Loss to U.S. GAAP Net Income / (loss)

	Three months ended June 30,			Six months ended June 30,
In USD millions	2025	2026	Change	2025	2026	Change
Net income / (loss)	584.4	(190.4)	n/m	470.9	430.8	-9%
Less: net income from discontinued operations	(81.9)	—	-100%	(72.7)	—	-100%
Net income / (loss) from continuing operations	502.5	(190.4)	n/m	398.2	430.8	8%
Share-based compensation expense	14.7	102.5	597%	32.1	137.8	329%
Foreign currency exchange gain, net	(14.2)	(21.1)	49%	(10.8)	(22.8)	111%
Acquisition and other corporate transaction-related costs	0.3	49.9	n/m	0.4	60.1	n/m
Amortization of debt discount (accretion) and issuance costs, net of interest expense capitalized	3.0	26.8	n/m	3.0	42.5	n/m
Gain from revaluation of investments in equity securities	(597.4)	—	-100%	(597.4)	(780.6)	31%
Tax effect of adjustments	(0.4)	(0.9)	125%	(0.7)	(1.3)	86%
Adjusted net loss	(91.5)	(33.2)	-64%	(175.2)	(133.5)	-24%